THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

THOMAS WHITE INTERNATIONAL FUND (Ticker – TWWDX) December 31, 2010

FOURTH QUARTER 2010 COMMENTARY

International equity prices extended their price gains during the last quarter of 2010, as improved economic signals from the developed world lifted optimism about the global economic outlook. Gross Domestic Product (GDP) growth data from leading economies for the third quarter confirmed that the slowdown in economic activity during that period was not as severe as initially feared. Monetary policy continues to be highly accommodative in the developed countries, as consumer inflation is well contained. Commodity and energy prices remain elevated and bond yields gained towards the end of the quarter, reflecting the healthier long-term outlook for the global economy. Renewed concerns about the sovereign debt crisis in Europe, which pulled down equity prices in November, have eased as countries in the region are assured of financial support from the European Union and the International Monetary Fund.

The Thomas White International Fund returned +6.0% during the fourth quarter of 2010, lagging the benchmark MSCI All-Country World ex US Index, which returned +7.2%. For the calendar year 2010, the Fund returned +12.5% versus the benchmark’s +11.2%. On a trailing three-year basis, the Fund annualized -5.3% versus -5.0% for the benchmark. The Fund continues to outperform the benchmark for the trailing five- and ten-year periods, returning +5.7% and +7.2%, respectively, compared to the benchmark’s +4.8%, and +5.5% returns during the same periods. Since its inception in 1994, the Thomas White International Fund has returned +8.7% on an annualized basis, versus +5.9% for the benchmark.

Sustained growth in domestic consumption has supported modest economic expansion in several developed countries, though the gains were restricted by the continued uncertainties in the labor markets and subdued income growth. Besides the vigorous demand growth for manufactured products from emerging economies, the recent improvement in consumer spending has helped the manufacturing sector in these countries maintain an accelerated growth pace. Among the developed markets, Canada and Japan outperformed during the quarter, while equities in European countries facing fiscal difficulties, such as Spain and Italy, lost value.

The large emerging economies continued to see sustained economic growth momentum, though interest rates have been hiked repeatedly in response to rising inflation. The rate hikes widened the interest rate differentials with the developed economies, and have helped maintain strong capital inflows into the emerging markets. Among the major emerging markets, Taiwan, Russia, and South Africa returned the most price gains during the review period, while Indonesia and China underperformed, as investors remained concerned over higher inflation levels heading into the New Year.

Portfolio Review

The International Fund continued to outperform the benchmark MSCI All-Country World ex US index over 5- and 10-year market cycles. The Fund’s long-term performance record underscores our highly rigorous investment research process, which covers thousands of companies from both developed and emerging markets across the globe. Metals, capital goods, industrial, energy, and diversified financial services were among the sectors that added the most value to the Fund’s portfolio during the quarter ended December 31, 2010, while the construction, banking, consumer retail, and consumer staples sectors underperformed. During the quarter, the Fund portfolio’s exposure to the utilities, consumer staple, banking, diversified financial services, and metals sectors were modestly increased. Chemicals, energy, consumer durables, and technology were the sectors that saw a modest reduction in their relative weights in the Fund’s portfolio during the review period.

The sustained uptrend in international demand and prices of industrial commodities helped the mining holdings in the Fund’s portfolio for the second successive quarter. They included Canadian coal and metals miner Teck Resources Limited (+50.6%) and Mexican mining companies Industrias Penoles SAB de C.V. (+49.3%) and Grupo Mexico S.A. de C.V. (+42.4%). The rebound in the pace of industrial activity lifted the demand outlook for industrial materials and capital goods, benefiting Korea-based Honam Petrochemical Corp. (+28.2%), German chemicals producer BASF SE (+25.7%) and Singapore-based ship and oil-rig builder Keppel Corporation (+29.2%). As energy prices rebounded towards the end of the review period, South Korean oil refiner S-Oil Corporation (+32.9%) and oil & gas producer Canadian Natural Resources Limited (+28.5%) added value to the portfolio.

Chinese equity markets were lackluster during the review period, on concerns of slowing economic growth due to government efforts to cool the economy. Among the Fund’s Chinese holdings, electric utility China Resources Power Holdings Company Limited (-15.7%), automobile manufacturer Dongfeng Motor Group Co. Ltd. (-13.4%), Bank of Communications Co., Ltd. (-6.8%) and communication services provider China Mobile Ltd. (-3.0%) lost value. Indonesian specialty tobacco producer PT Gudang Garam Tbk (-23.2%) corrected after sustained price gains during the previous quarters. European banking groups Banco Santander SA (-16.5%), BNP Paribas SA (-10.5%), and Deutsche Bank AG (-4.5%) underperformed as fears of a sovereign debt crisis in the region resurfaced during the quarter, despite better than expected GDP growth within Europe during the period.

Outlook

In our opinion, high unemployment rates remain one of the most significant challenges for the developed economies in 2011. Though recent data suggest some improvement in labor market conditions, the pace of job additions does not appear substantial enough to make a dent in the unemployment levels, except in select economies like Germany. One of the reasons for the tepid labor market recovery is the continued weakness in construction activity, as housing markets in many developed countries remain weak and the commercial real estate sector is yet to see significant signs of a revival. Businesses are likely to remain reluctant to reinstate some of the jobs shed during the recession, until they are confident of a more robust demand growth. However, in our view, the labor markets are likely to stabilize this year as the moderate growth in consumer spending is expected to continue. Though bond yields have trended higher recently, in our opinion, borrowing costs are unlikely to gain appreciably and credit conditions may ease further.

For the emerging economies, we believe inflationary risks are the primary policy concern this year, as there are no visible signs of a slowdown in domestic consumption or export growth. Higher energy and commodity prices, especially food prices, could offset the restrictive effect of policy initiatives on domestic demand and keep consumer prices high. Hence, in our opinion, the central banks in these countries are likely to accelerate their monetary policy tightening this year. Together with their robust economic growth outlook, the prospect of higher interest rates should sustain capital inflows into the emerging economies. This will likely result in the emerging market currencies retaining their relative strength this year as well. In our view, governments in emerging economies will likely retain the capital controls introduced last year, in addition to considering further measures to restrict currency appreciation.

Our strategy of owning a diversified portfolio of companies created a margin of safety in volatile markets throughout 2010. We continue to believe in this approach and the opportunity it offers to capture superior performance over a full-market cycle. On behalf of our team, thank you for your confidence in Thomas White International.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

REGIONAL ASSET ALLOCATION (As of 12/31/10)

SECTOR ALLOCATION (As of 12/31/10)

TOP TEN HOLDINGS (As of 12/31/10)

Company	Country	Industry	Weight

Standard Chartered plc	UK	Banking	2.04%
Samsung Electronics Co Ltd	Korea	Technology	1.96%
Jardine Strategic Hldgs Ltd	Hong Kong	Financial Diversified	1.84%
Novartis AG	Switzerland	Healthcare	1.53%
BNP Paribas	France	Banking	1.50%
Telefonica SA	Spain	Communications	1.49%
Jardine Cycle & Carriage Ltd	Singapore	Consumer Retail	1.37%
Dongfeng Motor Group Co	China	Cons Durables	1.36%
America Movil Sab de C	Mexico	Communications	1.30%
BASF AG	Germany	Chemicals	1.29%

Top 10 Holdings Weight:			15.68%
Total Number of Holdings: 151

PORTFOLIO CHARACTERISTICS (As of 12/31/10)

	TWWDX*	MSCI All Country World ex US*

P/E (Excluding Neg. Earnings)	12.7x	14.5x
P/E IBES FY1	11.2x	12.5x
Price/Book	1.8x	1.7x
Dividend Yield	2.7%	2.7%
5yr Earning Growth	8.0%	4.4%
PEG Ratio	1.6x	3.3x
Wtd Avg Mkt Cap	$46.50B	$52.52B
Wtd Median Mkt Cap	$29.66B	$30.27B
Turnover (1 year)	41.08%

Market Cap Exposure
Large Cap (over $15 billion)	59.70%	*Source: Bank of New York
Mid Cap ($1.75-$15 billion)	39.19%	Mellon Corp
Small Cap (under $1.75 billion)	1.11%

AVERAGE ANNUAL RETURNS1,2 (As of 12/31/10)

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance maybe higher or lower than the performance data quoted. Please cal 1-800-811-0535 to obtain performance data as of the most recent month-end.

YEARLY TOTAL RETURNS1,2

Year	TWWDX	MSCI All Country World ex US
2010	12.47%	11.15%
2009	33.56%	41.45%
2008	-43.43%	-45.53%
2007	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%
2001	-16.75%	-19.73%
2000	-14.65%	-15.31%
1999	26.31%	30.63%

_______________________

1.  Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhite.com.

2.  The MSCI All Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

FUND FACTS

Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All Country World ex US Index
Incept ion Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

DISTRIBUTED BY	FEES AND EXPENSES1

Thomas White Funds Family 440 South LaSalle Street, Suite 3900 Chicago, Illinois 60605 1-800-811-0535 www.thomaswhite.com email: info@thomaswhite.com	Gross Expenses	1.46%
	Less reimbursement	(0.06%)
	Net Expenses	1.40%

___________________________

1.  Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.40% of the Fund’s average daily net assets. This agreement expires on February 28, 2011 and automatically renews, unless terminated by the Fund’s Board of Trustees. The International Fund has agreed to repay the Advisor for amounts waived or reimbursed by the Advisor pursuant to the fee waiver/expense reimbursement agreement provided that such repayment does not cause the Fund to exceed this limit and the repayment is made within three years after the year in which the Advisor incurred the expense. In the absence of this reimbursement, performance would have been lower.

PORTFOLIO MANAGER

THOMAS S. WHITE, JR.
The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in six primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, Emerging Markets and Global Equities.

The firm’s portfolios are typically built with 40 – 150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm’s emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.43 billion in assets under management as of December 31, 2010. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm’s employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual’s overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm’s investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub-universe valuation groups. Through these sub-groups, the firm’s analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts’ quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio manager’s assessment that the stock will return to fair value.

Given the firm’s bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.

THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

440 South La Salle Street
Suite 3900
Chicago Il, 60605
312-663-8300

www.thomaswhite.com

© Thomas White International, Ltd. 2011

THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

THOMAS WHITE AMERICAN OPPORTUNITIES FUND(Ticker – TWAOX) December 31, 2010

FOURTH QUARTER 2010 COMMENTARY

U.S. domestic equity indices remained in an uptrend for the major part of the fourth quarter of 2010, extending the gains from the previous quarter. The steady improvement in economic data offset investor concerns about global issues such as China’s efforts to cool down its economy and a recurrence of the sovereign debt crisis in Europe. Further, the Federal Reserve’s $600 billion treasury bond buying program has helped reduce deflationary risks. Also, the signing of new tax legislation, which extends the lower income tax rates in addition to lowering payroll taxes, ensures that some fiscal stimulus measures will be in place to spur the economy.

The Thomas White American Opportunities Fund returned +10.6% for the quarter ended December 31, 2010, compared to the benchmark Russell Midcap Index, which returned +13.1%. For the calendar year 2010, the Fund returned +21.3% against +25.5% for the benchmark. The Fund yielded -2.2%, +1.6%, and +6.2% for the trailing three-, five-, and ten-year periods, respectively, while the benchmark returned +1.1%, +4.7%, and +6.5% for the same periods.

Several factors contributed to the improvement in investor sentiments during the fourth quarter. Though the most recent readings from the leading consumer sentiment indices showed divergent trends, retail sales increased steadily. The better than expected retail sales volumes during the holiday season indicated that consumers were likely turning into more willing spenders. While the Federal Reserve’s latest policy initiative demonstrated its commitment to keep interest rates low for an extended period, the persistent downtrend in jobless claims heralded the initial signs of a healing labor market. While personal bankruptcies remain high, late payments in consumer loan categories fell in the third quarter, indicating that income levels are stabilizing.

Meanwhile, the manufacturing sector continued to grow, primarily driven by the metals, machinery, computers, electronics, and food industries. Moreover, manufacturing firms got a boost from robust demand in emerging economies, especially China. The automobile sector, which saw sustained demand growth during the fourth quarter as well, best reflected the improved industrial outlook.

Portfolio Review

During the fourth quarter of 2010, the Fund’s portfolio was moderately rebalanced to better reflect the current business cycle trend. The Fund portfolio’s exposure to the consumer services, banking, consumer durables, and consumer retail sectors were pared down, while the exposure to the technology, capital goods, industrial, and diversified financial services sectors were increased.

The energy and oilfield services holdings in the Fund’s portfolio recorded some of the largest gains during the review period due to improved optimism about continued demand growth in the future. These included equipment and services provider for the oil and gas industry Oil States International, Inc. (+37.7%), oil refiner Valero Energy Corp. (+32.0%), and diversified energy company Unit Corp. (+24.6%). Industrial stocks such as metals recycling firm Schnitzer Steel Industries (+37.5%) and producer of carbon steel products Steel Dynamics, Inc. (+29.7%) outperformed on the back of the steady growth in manufacturing sector activity. Ocean cruise line operator Royal Caribbean Cruises Ltd. (+49.1%) added value as consumer discretionary spending improved. Asset management holding company T. Rowe Price Group, Inc. (+28.9%) and paper producer International Paper Co. (+25.2%) also yielded large positive returns during the quarter.

The biggest underperformer in the Fund’s portfolio was manufacturer of printing and imaging solutions Lexmark International Group (-22.0%), which reported disappointing third-quarter earnings. Suppliers of aerospace and defense products L-3 Communications Holdings (-2.5%) and Alliant Techsystems, Inc. (-1.3%) posted negative returns due to the U.S. defense department’s plan to cut down investments on non-essential programs. Utilities such as electric energy and natural gas suppliers Alliant Energy Corp. (+1.2%) and CMS Energy Corp. (+3.2%), as well as electricity, natural gas, and water distributor NiSource, Inc. (+1.3%) lagged the market as their earnings outlook is not highly correlated to general economic conditions. Provider of specialized insurance products Assurant, Inc. (-5.4%) and real estate investment trust Nationwide Health Properties, Inc. (-5.9%) also yielded negative returns.

U.S. Domestic Outlook

Although the fourth quarter witnessed early signs of stability in the labor market, we believe the growth prospects of the U.S. economy in 2011 depend to a great extent on the creation of new jobs. Businesses have largely recovered from the recession, with their earnings growing consistently, and are closer to operating at optimum efficiency levels. As the economic recovery gains strength, we expect that businesses will start hiring again to take advantage of the improved demand conditions. However, it is likely that not all jobs lost during the crisis will be reinstated, as businesses have realigned their operations to correspond with a reduced workforce. Also, discouraged by the dearth of openings at the peak of the crisis, many of the unemployed today have stopped looking for jobs. If this section of the unemployed population re-enters the labor market, the pace of improvement in the unemployment rate may slow down.

In our opinion, another major worry for the U.S. economy in the months ahead is the continuing weakness in the housing sector. Home prices across the country continue to fall, weighed down by weak demand and the surge in foreclosures. Banks’ tougher mortgage lending and loan modification standards are not helping matters either. Mortgage rates have trended higher recently, in line with the recovery in bond yields, which are reflecting the improved long-term economic outlook. The Federal Reserve’s bond buying program has so far not been as effective as hoped in keeping borrowing costs low. If mortgage rates gain further, and income levels do not improve as much as expected, the recovery in the housing sector may be further delayed. Also, despite the improved economic outlook, demand recovery in the commercial real estate sector has been weaker than expected. These subdued trends in housing and commercial real estate have restricted new construction activity, which has also slowed down the pace of job additions.

Since the economic recovery gained strength in 2009, the U.S. export sector has benefited from a relatively weak dollar. However, despite the Fed’s quantitative easing, the dollar has strengthened lately owing to the relative weakness of other major currencies like the euro and the yen. In our opinion, this is likely to keep U.S. export growth subdued, at least in the short term. Nevertheless, we believe the dollar is unlikely to gain further in the medium term as domestic interest rates are likely to remain significantly lower, compared to other faster growing economies. Hence, as long as the global demand for manufactured goods and services remains robust, we expect moderate U.S. export growth to continue.

We thank you for remaining invested in the Thomas White American Opportunities Fund.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com

PORTFOLIO WEIGHTINGS (As of 12/31/10)

TOP TEN HOLDINGS (As of 12/31/10)

Company	Industry	Weight
Oil States International Inc	Energy	3.44%
Assurant Inc	Insurance	2.47%
Murphy Oil Corp	Energy	2.35%
Yum! Brands Inc	Services	2.21%
Virgin Media	Communications	2.19%
Eaton Corp	Industrial	2.17%
Reynolds American Inc	Consumer Staple	2.15%
Realty Income Corp	Financial Diversified	2.05%
W. W. Granger Inc	Services	1.97%
Commerce Bancshares	Banking	1.86%
Top 10 Holdings Weight:		22.87%
Total Number of Holdings: 77

YEARLY TOTAL RETURNS1,2

Year	TWAOX	Russell Midcap Index
2010	21.28%	25.48%
2009	21.41%	40.48%
2008	-36.55%	-41.46%
2007	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.11%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%
2001	6.12%	-5,62%
2000	5.24%	8.25%

PORTFOLIO CHARACTERISTICS (As of 12/31/10)

	TWAOX	Russell Midcap Index*
P/E (Excluding Neg. Earnings)	15.6x	19.1x
P/E IBES FY1	15.6x	15.7x
Price/Book Dividend Yield	1.8x	2.2x
Dividend Yield	1.9%	1.4%
5yr Earning Growth	13.7%	3.7%
PEG Ratio	1.1x	5.2x
Wtd Avg Mkt Cap	$7.88B	$7.91B
Wtd Median Mkt Cap	$5.67B	$7.27B
Turnover (1 year)	53.85%	-
Market Cap Exposure
Large Cap (over $15 billion)	10.13%	*Source: Bank of New York
Mid Cap ($1.75-$15 billion)	89.87%	Mellon Corp
Small Cap (under $1.75 billion)	0.00%

AVERAGE ANNUAL RETURNS1,2 (As of 12/31/10)

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please cal 1-800-811-0535 to obtain performance data as of the most recent month-end.

________________________

1.  Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhite.com.

2.  The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measures the performance of the 1,000 largest US companies based on total market capitalization. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

FUND FACTS

Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Incept ion Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

DISTRIBUTED BY	FEES AND EXPENSES1

Thomas White Funds Family 440 South LaSalle Street, Suite 3900 Chicago, Illinois 60605 1-800-811-0535 www.thomaswhite.com email: info@thomaswhite.com	Gross Expenses	1.74%
	Less reimbursement	(0.39%)
	Net Expenses	1.35%

PORTFOLIO MANAGER

THOMAS S. WHITE, JR.
The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in six primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, Emerging Markets and Global Equities.

The firm’s portfolios are typically built with 40 – 150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm’s emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.43 billion in assets under management as of December 31, 2010. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm’s employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual’s overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm’s investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub-universe valuation groups. Through these sub-groups, the firm’s analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts’ quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio manager’s assessment that the stock will return to fair value.

Given the firm’s bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.

1. Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund’s total operating expenses exceed 1.35% of the Fund’s average daily net assets. This agreement expires on February 28, 2011 and automatically renews, unless terminated by the Fund’s Board of Trustees. In the absence of this reimbursement, performance would have been lower.

THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

440 South La Salle Street
Suite 3900
Chicago Il, 60605
312-663-8300

www.thomaswhite.com

© Thomas White International, Ltd. 2011

THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

THOMAS WHITE EMERGING MARKETS FUND(Ticker – TWEMX) December 31, 2010

FOURTH QUARTER 2010 COMMENTARY

After posting double digit returns during the third quarter, emerging market equities extended their price gains during the fourth quarter of 2010, but lagged the developed markets by a small margin. Though third quarter GDP growth remained robust across the large emerging economies, concerns about inflationary risks in these countries are rising. Despite the efforts of governments and central banks to restrain consumption growth, demand for consumer products and services in the emerging economies continues to see vigorous growth. Taiwan, Russia, and South Africa were the best performers among the large emerging markets during the quarter, while equity indices in Indonesia, Turkey, and Philippines corrected. China, India, and Brazil, where inflationary pressures are building up, underperformed during the quarter.

The Thomas White Emerging Markets Fund returned +7.1% for the fourth quarter of 2010, marginally underperforming the benchmark MSCI Emerging Markets Index, which returned +7.2% for the same period. Since its inception on June 28, 2010, the Fund has returned +26.3% against +22.8% for the benchmark.

Domestic consumption is contributing increasingly to aggregate growth in most emerging economies, as confirmed by the sustained strength in sales volume growth for consumer goods and services during the quarter. Though interest rates have moved up and bank reserve ratios have been tightened in several countries, there has been no perceptible slowdown in consumer credit growth. This has supported consumer spending and has helped maintain the momentum in the manufacturing sector, even as easy capital availability has ensured that business investments remain healthy. Housing demand has recovered and home prices have trended higher in 2010, whereas buoyant economic conditions have lifted commercial real estate demand. Resource-based exporting countries like Brazil and Russia are benefiting from higher commodity and energy prices.

However, the external trade balance of some emerging countries has deteriorated, as the strong domestic demand for consumer products and capital goods has led to increased imports. Though their relatively stronger currencies have softened the blow, higher prices in the commodities and energy sectors have worsened the situation. Countries that have traditionally enjoyed large current account surpluses have seen them narrowing and, in select cases, slip into a deficit. The increased pace of food price inflation in countries like China and India has led to fears about declining food security, besides slower demand growth for other consumer products.

Portfolio Review

Metals, chemicals, diversified financial services, and technology were the sectors which produced the strongest returns in the portfolio during the review period. There were no significant changes to the sector weights during the quarter.

Global demand outlook for industrial materials strengthened during the review period and commodity prices trended higher, benefiting the portfolio’s holdings in the mining sector. These included Mexican mining companies Industrias Penoles SAB de C.V. (+49.3%) and Grupo Mexico S.A. de C.V. (+42.4%), as well as Polish copper miner KGHM Polska Miedz S.A. (+44.6%). Korean oil refiner and petrochemicals producer SK Energy Co., Ltd. (+35.0%) and Samsung Securities Co., Ltd. (+37.5%), which provides financial services in Korea, gained on a favorable demand outlook for the sector in emerging countries. The sustained growth in technology spending helped Brazilian enterprise management software developer Totvs S.A. (+32.5%), while the robust demand growth for consumer durables and semiconductors lifted Korean consumer electronics manufacturer Samsung Electronics Co., Ltd. (+23.0%).

Chinese equity prices were subdued during the quarter on concerns that demand growth will be restricted as the government and the central bank have stepped up efforts to prevent the economy from overheating. Among the portfolio’s Chinese holdings, automobile manufacturer Dongfeng Motor Group Co. Ltd. (-15.8%), electric utility China Resources Power Holdings Company Limited (-15.7%), pharmaceuticals distributor Sinopharm Group Co., Ltd. (-15.6%), and Bank of Communications Co., Ltd. (-6.8%), lost value. Indonesian specialty tobacco producer PT Gudang Garam Tbk (-23.2%) corrected after sustained price gains during the previous quarters. Turkish banks Turkiye Garanti Bankasi A.S. (-12.7%) and Akbank T.A.S. (-9.0%), besides Indonesian lender PT Bank Mandiri Tbk (-10.6%), underperformed as equity prices in both countries came under pressure during the review period.

Outlook

Until recently, emerging market demand was significant mostly for producers and suppliers of commodities, industrial material, and capital goods. Domestic consumer markets in these countries were relatively small and several of the large countries were closed to foreign suppliers of consumer goods. That is changing rapidly now as domestic consumption growth in emerging economies is seeing exceptionally strong growth. Driven by rising income levels, easier credit availability and relatively lower borrowing costs, these countries have now scaled up to become some of the most significant markets for several consumer industries. For instance, China is now the world’s biggest market for automobiles, while Brazil and India are fast climbing up the list of major car markets. Nevertheless, despite the vigorous growth, market penetration in these countries remains substantially below the average levels in developed countries. In our opinion, this opens up the prospect of several years of sustained demand growth, as long as the economic environment remains favorable. This will likely benefit both domestic manufacturers and producers of global consumer brands.

At the same time, in our view, the large emerging economies also face significant policy challenges to sustain domestic consumption growth and reduce their reliance on exports. Even as the remarkably brisk expansion in consumer spending has led to rising inflationary pressures, the need to sustain demand growth and ensure job creation presents a difficult policy dilemma. Consequently, the policy responses of governments and central banks to mounting consumer prices over the past year have been very measured. As a result, the steps taken to control inflation have not been very effective, and the International Monetary Fund has warned that several of these countries are behind the curve when it comes to policy tightening. It is expected that most emerging economies will be forced to bring forward their benchmark rate increases and other policy measures this year.

We thank you for the trust you have placed in the Thomas White Emerging Markets Fund. We at Thomas White International believe that despite relatively higher political and regulatory risks, emerging market economies offer attractive long-term investment opportunities.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

REGIONAL ASSET ALLOCATION (As of 12/31/10)

SECTOR ALLOCATION (As of 12/31/10)

TOP TEN HOLDINGS (As of 12/31/10)

Company	Country	Industry	Weight
Vale SA ADR	Brazil	Metals	3.49%
Petroleo Brasileiro ADR	Brazil	Energy	2.73%
Samsung Electronics Co Ltd	Korea	Technology	2.17%
ICICI Bank Ltd ADR	India	Banking	2.01%
Severstal	Russia	Metals	1.79%
Itausa-Investimentos Itau	Brazil	Banking	1.77%
Gazprom OAO ADR	Russia	Energy	1.73%
Dongfeng Motor Group Co Ltd-H	China	Consumer Durables	1.71%
HDFC Bank Ltd ADR	India	Banking	1.69%
America Movil Sab De C-Ser L	Mexico	Communications	1.68%

Top 10 Holdings Weight:	20.77%
Total Number of Holdings: 77

PORTFOLIO CHARACTERISTICS (As of 12/31/10)

	TWEMX	MSCI EM (NR)
P/E (Excluding Neg. Earnings)	15.8x	16.6x
P/E IBES FY1	12.6x	13.4x
Price/Book	2.4x	2.4x
Dividend Yield	2.1%	2.0%
5yr Earning Growth	18.7%	17.7%
PEG Ratio	0.8x	0.9x
Wtd Avg Mkt Cap	$41.53B	$56.60B
Wtd Median Mkt Cap	$17.02B	$20.48B
Turnover (1 year)	N/A	-
Market Cap Exposure
Large Cap (over $15 billion)	53.98%
Mid Cap ($1.75-$15 billion)	44.41%
Small Cap (under $1.75 billion)	1.6%

*Composite/Representative Account data & Index Characteristics are calculated internally by Thomas White International.

AVERAGE ANNUAL RETURNS1,2 (As of 12/31/10)

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance maybe higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

1.  Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in emerging markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800- 811-0535 or visit the Fund's website at www.thomaswhite.com.

2.  The MSCI Emerging Markets Index is a free float-adjusted market capitalization-weighted index of 21 emerging market countries. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

YEARLY TOTAL RETURNS

(As of December 31, 2010, the Fund had not yet completed a full calendar year worth of performance.)

FUND FACTS

Ticker Symbol:	TWEMX
CUSIP:	543917405
Benchmark:	MSCI Emerging Markets Index
Incept ion Date:	6/28/10
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

DISTRIBUTED BY	FEES AND EXPENSES1

Thomas White Funds Family 440 South LaSalle Street, Suite 3900 Chicago, Illinois 60605 1-800-811-0535 www.thomaswhite.com email: info@thomaswhite.com	Gross Expenses	1.72%
	Less reimbursement	(0.22%)
	Net Expenses	1.50%

PORTFOLIO MANAGER

THOMAS S. WHITE, JR.
The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in six primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, Emerging Markets and Global Equities.

The firm’s portfolios are typically built with 40 – 150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm’s emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.43 billion in assets under management as of December 31, 2010. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm’s employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual’s overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm’s investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub-universe valuation groups. Through these sub-groups, the firm’s analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts’ quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio manager’s assessment that the stock will return to fair value.

Given the firm’s bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.

____________________________

1.  Gross Expenses are based on the most recent financial report. The Advisor has agreed to reimburse the Emerging Markets Fund to the extent that the Fund’s total operating expenses exceed 1.50% of the Fund’s average daily net assets. This agreement expires on February 28, 2012 and automatically renews, unless terminated by the Fund’s Board of Trustees. The Emerging Markets Fund has agreed to repay the Advisor for amounts waived or reimbursed by the Advisor pursuant to the fee waiver/expense reimbursement agreement provided that such repayment does not cause the Fund to exceed this limit and the repayment is made within three years after the year in which the Advisor incurred the expense. In the absence of this reimbursement, performance would have been lower.

THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

440 South La Salle Street
Suite 3900
Chicago Il, 60605
312-663-8300

www.thomaswhite.com

© Thomas White International, Ltd. 2011